

January 14, 2021

Zhe Wang
Chairman, Chief Executive Officer, and Director
TIAN RUIXIANG Holdings Ltd.
21A Jingyuan Art Center, 3 Guangqu Road
Chaoyang District, Beijing 100124

> **Re: TIAN RUIXIANG Holdings Ltd.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed December 23, 2020**
> **File No. 333-235727**

Dear Mr. Wang:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1 filed December 23, 2020

Executive Compensation, page 91

1.   Please update your executive compensation information for the most recently completed fiscal year ended October 31, 2020.

Financial Statements, page F-1

2.   We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F as well as Instruction 2 to Item 8.A.4 of the Form 20-F. Specifically, in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months. This requirement may be waived in cases where you can represent that you are not required to comply with this requirement in any other jurisdiction outside the United States and that complying with the requirement is impracticable or involves

undue hardship. We also remind you that this representation must be filed as an exhibit to the registration statement.

You may contact Ben Phippen at 202-551-3697 or Melissa Rocha at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li, Esq.